# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Assets Trust, Inc., CIK 0001500217
CUSIP: 024013104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 3420 Carmel Mountain Road, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001221359
Persons authorized to receive notices and communications: Ernest Rady, 3420 Carmel Mountain Road, Suite 100, San Diego, California (CA), 92121, 858-350-2600

## Reporting persons
- American Assets, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 7,376,603; shared voting power 0; sole dispositive power 7,376,603; shared dispositive power 0; aggregate amount beneficially owned 7,376,603 (11.1% of the class)
- Ernest Rady Trust U/D/T March 10, 1983: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF), other (OO); sole voting power 26,739,289; shared voting power 0; sole dispositive power 26,924,536; shared dispositive power 0; aggregate amount beneficially owned 26,924,536 (35.3% of the class)
- Ernest S. Rady (CIK 0001221359): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 28,117,846; shared voting power 0; sole dispositive power 28,303,096; shared dispositive power 0; aggregate amount beneficially owned 28,303,096 (37.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: American Assets Trust, Inc.
Address of issuer's principal executive offices: 3420 Carmel Mountain Road, Suite 100, San Diego, California (CA), 92121
Comment: This Amendment No. 10 to Schedule 13D (this "Tenth Amendment") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on January 20, 2011 (as amended to date, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Shares"), of American Assets Trust, Inc., a Maryland corporation (the "Company"), beneficially owned by the Reporting Persons. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information in Item 3 is hereby amended and supplemented as follows:

Since Amendment No. 9 to Schedule 13D was filed on April 15, 2025, the Reporting Persons have purchased 690,023 Shares for aggregate consideration of $14,188,013 (excluding brokerage commissions) using the source of funds described in Row 4 of the cover pages hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 4 is hereby amended and supplemented as follows:

Ownership Limit Increase and Voting Agreement

On May 11, 2026, the Company's board of directors (the "Board") increased the exemption previously granted to the Reporting Persons to allow the Reporting Persons to beneficially or constructively own, in the aggregate, up to 21.9% (in value or in number, whichever is more restrictive) of the outstanding Shares. In connection therewith, the Reporting Persons and the Company entered into a Voting Support Agreement, dated as of May 11, 2026 (the "Voting Agreement"), pursuant to which the Reporting Persons agreed to certain voting restrictions with respect to Shares owned by the Reporting Persons that cause the aggregate actual or beneficial ownership of Shares by the Reporting Persons to exceed 19.9% (in value or in number, whichever is more restrictive) of the outstanding Shares (the "Subject Shares"), including:

1. In any meeting that is not a Contested Meeting (as defined below), the Reporting Persons are required to either (i) abstain from voting the Subject Shares on each matter or (ii) vote all Subject Shares in the same respective proportions as directed by all stockholders other than the Reporting Persons in proxies received by the Company at the time of the commencement of the meeting, as reasonably determined by the Company.

2. In any meeting at which any person or persons other than the Board have solicited proxies (a "Contested Meeting"), the Reporting Persons are required to vote all Subject Shares in accordance with the recommendation of the Board and to abstain from voting on any matter upon which the Board has made no recommendation.

Under the Voting Agreement, the Reporting Persons have also irrevocably appointed the Company and any designee of the Company as the proxy for the Reporting Persons, with full power of substitution and resubstitution, to attend all meetings of the Company's stockholders and to cast on behalf of the Reporting Persons all votes that the Reporting Persons are entitled to cast with respect to the Subject Shares in accordance with the voting restrictions described above. The proxy is irrevocable and coupled with an interest.

For the avoidance of doubt, the Voting Agreement does not restrict or limit the right of the Reporting Persons to vote in their sole and absolute discretion on any matter submitted to a vote of the Company's stockholders with respect to Shares beneficially owned by them that do not exceed 19.9% of the outstanding Shares.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Transactions

Item 5(c) provides disclosure with regard to the Transactions (as defined below) and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Company on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Company's business, financial condition, operations and prospects; price levels of the Company's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the ownership limitations in the Company's charter and exemptions provided by the Board, the Reporting Persons may acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise. In addition, the Reporting Persons, including Mr. Rady in his position as Executive Chairman of the Board of the Company, may engage in discussions with management, the Board, other securityholders of the Company and other relevant parties, or encourage, cause or seek to cause the Company or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Shares; security offerings and/or stock repurchases by the Company; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The information contained on the cover pages is incorporated by reference into this Item 5(a).

The percentage on the cover page for Ernest S. Rady is based upon 76,220,926 Shares outstanding (the sum of 61,390,936 Shares outstanding as of May 1, 2026, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2026 ("Form 10-Q") as filed with the SEC on May 1, 2026, and 14,829,990 common units of the Company's operating partnership ("OP Units") owned by Mr. Rady and his affiliates, and assuming that (1) OP Units beneficially owned by Mr. Rady are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (2) no other party's OP Units are converted).

The percentage on the cover page for ERT is based upon 76,220,926 Shares outstanding (the sum of 61,390,936 Shares outstanding as of May 1, 2026, as reported by the Company in its Form 10-Q as filed with the SEC on May 1, 2026, and 14,829,990 OP Units owned by ERT and its affiliates, and assuming that (1) OP Units beneficially owned by ERT are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (2) no other party's OP Units are converted).

The percentage on the cover page for American Assets, Inc. is based upon 66,500,517 Shares outstanding (the sum of 61,390,936 Shares outstanding as of May 1, 2026, as reported by the Company in its Form 10-Q as filed with the SEC on May 1, 2026, and 5,109,581 OP Units owned by American Assets, Inc. and its affiliates, and assuming that (1) OP Units beneficially owned by American Assets, Inc. are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (2) no other party's OP Units are converted).

The percentage of class reported herein does not reflect the ownership limitation of 21.9% in value or in number of shares, whichever is more restrictive, of the Company's outstanding Shares, based on the Board's grant of an exemption to the ownership limitations in the Company's charter described in Item 4.

Subject to the Voting Agreement, the Reporting Persons retain sole voting discretion over Shares beneficially owned up to 19.9% of the Company's outstanding Shares (ownership limitations as defined in the Company's charter); voting of any Shares above 19.9% is subject to the Voting Agreement's voting restrictions.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The information contained on the cover pages is incorporated by reference into this Item 5(b).

The amount of securities reported herein for Ernest S. Rady includes (i) 8,352,188 Shares and 9,720,409 OP Units held by ERT, for which Mr. Rady is the trustee; (ii) 2,267,022 Shares and 5,107,577 OP Units held by American Assets, Inc., which is directly controlled by Mr. Rady; (iii) 2,004 OP Units held by ICW Group Holdings, Inc., which is directly controlled by Mr. Rady; (iv) 1,275,336 Shares held by Insurance Company of the West, which is directly controlled by Mr. Rady; (v) 200,000 Shares held by Explorer Insurance Company, which is directly controlled by Mr. Rady; (vi) 102,859 Shares held by Evelyn Shirley Rady Trust U/D/T March 10, 1983, for which Mr. Rady is the trustee; (vii) 1,209,021 Shares held by Rady Foundation dated August 2, 2002, for which Mr. Rady is the trustee; and (viii) 66,680 shares held in the Ernest Rady IRA.

The amount of securities reported herein for ERT includes (i) 8,352,188 Shares and 9,720,409 OP Units held by ERT, (ii) 2,267,022 Shares and 5,107,577 OP Units held by American Assets, Inc., which is controlled by ERT, (iii) 2,004 OP Units held by ICW Group Holdings, Inc., which is indirectly controlled by ERT, (iv) 1,275,336 Shares held by Insurance Company of the West, which is controlled by ERT, and (v) 200,000 Shares held by Explorer Insurance Company, which is controlled by ERT.

The amount of securities reported herein for American Assets, Inc. includes (i) 2,267,022 Shares and 5,107,577 OP Units held by American Assets, Inc. and (ii) 2,004 OP Units held by ICW Group Holdings, Inc., which is controlled by American Assets, Inc.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

During the sixty days prior to May 27, 2026, the Reporting Persons acquired 440,023 Shares in a series of open-market transactions (the "Transactions"). Details by date and listing the number of Shares acquired, the weighted average price per share and the person executing the transaction are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC or the Company, full information regarding the number of shares sold at each separate price for each transaction:

May 12, 2026
-Shares Acquired: 14,640
-Weighted Average Price Per Share: $21.01
-By Rady Foundation

May 13, 2026
-Shares Acquired: 78,000
-Weighted Average Price Per Share: $20.99
-By Rady Foundation

May 14, 2026
-Shares Acquired: 78,000
-Weighted Average Price Per Share: $21.09
-By Rady Foundation

May 15, 2026
-Shares Acquired: 29,360
-Weighted Average Price Per Share: $20.79
-By Rady Foundation

May 18, 2026
-Shares Acquired: 68,768
-Weighted Average Price Per Share: $21.00
-By ERT

May 18, 2026
-Shares Acquired: 2,400
-Weighted Average Price Per Share: $21.00
-By ESRT

May 19, 2026
-Shares Acquired: 17,319
-Weighted Average Price Per Share: $21.15
-By ERT

May 20, 2026
-Shares Acquired: 4,880
-Weighted Average Price Per Share: $21.32
-By ERT

May 21, 2026
-Shares Acquired: 56,656
-Weighted Average Price Per Share: $21.70
-By ERT

May 22, 2026
-Shares Acquired: 10,000
-Weighted Average Price Per Share: $22.67
-By ERT

May 27, 2026
-Shares Acquired: 80,000
-Weighted Average Price Per Share: $22.56
-By ERT
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

Ernest S. Rady has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by ERT as reported herein.

Ernest S. Rady also has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by American Assets, Inc. as reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Voting Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2: Voting Support Agreement, dated as of May 11, 2026 (incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K filed on May 11, 2026).

## Signatures
- American Assets, Inc.: Ernest S. Rady, Ernest S. Rady/ President (05/27/2026)
- Ernest Rady Trust U/D/T March 10, 1983: Ernest S. Rady, Ernest S. Rady/ Trustee (05/27/2026)
- Ernest S. Rady: Ernest S. Rady, Ernest S. Rady/ President (05/27/2026)